July 27, 2011
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Forest Laboratories, Inc. Definitive Additional Proxy Soliciting Materials Filed July 18, 2011 File No. 001-05438
Dear Mr. Orlic:
          On behalf of Forest Laboratories, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated July 18, 2011 (the “Comment Letter”) regarding the Company’s Definitive Additional Proxy Soliciting Materials filed July 18, 2011 (File No. 001-05438). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment.
General
1.	Avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without

Mr. David Orlic
July 27, 2011

factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for the following disclosure (emphasis added):
•	“... two of his candidates are hopelessly conflicted by their current service as Icahn-designees on the boards of biotech companies with which we will likely compete for product opportunities.”

•	“Instead, he has offered baseless criticism of the Board’s handling of the federal investigation into the Company’s marketing practices and its resolution.”
     Response:
     Set forth below are the Company’s responses to the Staff’s comments. As noted, the Company believes that the facts presented below support its views that two of Mr. Icahn’s nominees are seriously conflicted (in addition to other deficiencies present in such candidates and Mr. Icahn’s other two nominees) and that Icahn’s criticism of the Company’s board of directors is meritless. The Company further believes that, given that the meeting of the Company’s stockholders will not occur until August 18, 2011, Mr. Icahn (“Icahn”), to the extent he disagrees with any of the Company’s statements, will have ample opportunity to dispute them and present his own arguments to the Company’s stockholders in the court of public opinion. The Company would further respectfully advise the Staff that neither of the statements quoted above were intended to, nor served to, directly or indirectly impugn the character, integrity or personal reputation nor, in the Company’s view, did they make charges of illegal, improper or immoral conduct without factual foundation.
Icahn’s Seriously Conflicted Candidates
     In response to the Staff’s comment, we respectfully advise the Staff that the Company has serious competitive concerns with respect to the nominations of Mr. Icahn’s (“Icahn”) candidates—Dr. Alexander J. Denner and Dr. Richard C. Mulligan—to the Company’s Boards of Directors in light of their service as directors of other pharmaceutical companies. Dr. Alexander J. Denner serves as a director of Amylin Pharmaceuticals, Inc. (“Amylin”), Biogen Idec, Inc. (“Biogen”), and he is chairman of the board of Enzon Pharmaceuticals (“Enzon”). Dr. Richard C. Mulligan serves as a director of Biogen, Cellectis SA, and Enzon. Messrs. Denner and Mulligan were both designated for election to the Biogen board of directors by Icahn, and Mr. Denner was also designated for election to the Amylin board of directors by Icahn.
     The Company competes for business and product development opportunities with a number of companies in the biopharmaceutical sector, including companies on which Icahn’s designees serve. In addition, it is the Company’s view that a substantial likelihood exists that the companies will have overlapping interests in competing for product opportunities which will result in their competing in the same markets in the

Mr. David Orlic
July 27, 2011

future. For example, given Amylin and Biogen’s focus on metabolic diseases and CNS, respectively, it is the Company’s belief that competition in business development activities is likely. It is the Company’s view that Messrs. Denner and Mulligan would face substantial conflicts with respect to service on the Company’s board in light of the fiduciary duties they currently have to serve the best interests of the Company’s competitors.
     Treatments for Alzheimer’s and diabetes are but two additional examples that give rise to significant concern. For example, the Company sells Namenda, an N-methyl-D-Aspartate receptor antagonist for the treatment of moderate to severe Alzheimer’s disease, while Biogen Idec Inc. has entered into a collaborative agreement to develop neurodegenerative disease antibody candidates for treatment of Alzheimer’s. In addition, Forest is developing and has rights to commercialize functionally liver selective glucokinase activators (GKAs), which represent novel agents for the treatment of diabetes, while Amylin Pharmaceuticals, Inc. sells two medicines for the treatment of diabetes (Byetta and Symlin) and is seeking approval for a third (Bydureon).
Icahn’s Meritless Criticism
     The Company believes Icahn’s criticism of the Board’s handling of the federal investigation into the Company’s marketing practices is baseless for a number of reasons. First, Icahn has made false charges of illegal and improper conduct without factual foundation with respect to the Company’s Chairman and CEO, Mr. Howard Solomon. Contrary to Icahn’s assertions, no “charges” have been brought against Mr. Solomon. As previously disclosed, the Office of Inspector General of the Department of Health and Human Services indicated by letter that they were contemplating a possible action, on account of Mr. Solomon being “associated with” Forest; such association arose out of Mr. Solomon’s status as a director and officer of the Company, and not any individual conduct or allegation of personal wrongdoing or knowledge of wrongdoing on his part. Furthermore, at no time during the government’s six year investigation of the Company was Mr. Solomon ever accused of any wrongdoing in connection with the matters settled by the Company in 2010. Mr. Icahn has failed to offer any evidence, foundation or valid reasoning for his accusations.
     Second, the Company would respectfully advise the Staff that the Company’s Board has played an active role in overseeing and developing Company compliance programs reflecting industry best practices. For example, following the issuance of the Compliance Program Guidance for Pharmaceutical Manufacturers (“CPG”) by the Office of the Inspector General (“OIG”) of the Department of Health and Human Services, the Company centralized its compliance into one function under a Compliance Committee consisting of several of its senior executives and chaired by its Chief Operating Officer. During the investigation of the Company, and as a result of growing industry awareness of the government’s views of industry practices over the time period, the Company

Mr. David Orlic
July 27, 2011

proactively made changes to its practices to improve them through the Compliance Committee. During the six-year period of the investigation, the Board received reports at virtually every Board meeting as to all factual developments and any issues of concern that required addressing, including the role of any individuals. In fact the April 2011 notice from the OIG, the only correspondence received from their office to date, contained no new information relative to the DOJ investigation or matters of individual conduct. Accordingly, at the time the Board made its determination, it was sufficiently informed of the background of the action to determine that the action against Mr. Solomon was unprecedented and arbitrary, and that it was in the best interest of the Company and its stockholders to oppose it. It is the Board’s view that there is no basis, and that Icahn has offered no basis for, his criticisms. This matter and material developments with respect thereto have also been the subject of disclosure in the Company’s periodic reports.
* * * * * * *
     In addition, the Company has authorized me to confirm on its behalf that in future communications filed under cover of Schedule 14A the Company will disclose the factual foundation for or refrain from including Rule 14a-9—Note (b) assertions.
     Please do not hesitate to contact me at 212-403-1366, or Igor Kirman of Wachtell, Lipton, Rosen & Katz at 212-403-1393, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,
/s/ Sabastian V. Niles
Sabastian V. Niles

cc:	Herschel S. Weinstein General Counsel and Corporate Secretary Forest Laboratories, Inc.

Ms. Karen Ubell Attorney Division of Corporation Finance Facsimile No. (703) 813-6985